UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolution to Enter into a Trust Agreement for Acquisition of Treasury Shares

On November 30, 2018, the board of directors of KB Financial Group Inc. resolved to enter into a trust agreement to acquire treasury shares. The details are as follows:

1.	Total contract amount: KRW 300,000,000,000

2.	Contract period: December 5, 2018 — December 4, 2019

3.	Purpose of acquisition: To enhance shareholder value and corporate value

4.	Contracting party: Samsung Securities Co., Ltd.

5.	Expected date of agreement: December 5, 2018

6.	Number of treasury shares as of November 30, 2018: 21,877,863 shares (5.23%)

7.	Date of resolution by the board of directors: November 30, 2018

●	Number of non-executive directors attended: 6 (out of 7)

8.	Brokerage company appointed for the share acquisition: Samsung Securities Co., Ltd.

9.	Limitation on the acquisition amount of treasury shares as of November 30, 2018:

	(Unit: KRW millions	)
Items	Amount
1. Upper limit of profits available for dividends in accordance with the Korean Commercial Code(1)	2,656,557
2. Amount of treasury shares acquired since the end of the previous fiscal year	180,221
3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held after the end of the previous fiscal year	—
4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors after the end of the previous fiscal year	—
5. Contract amount of the trust agreement for acquisition of treasury shares	—
6. Amount of treasury shares disposed since the end of the previous fiscal year (based on the moving average method applied to the acquisition cost)	—
Limitation on the acquisition amount of treasury shares (1-2-3-4-5+6)	2,476,336
(1)	As of the end of the previous fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 30, 2018	By:	/s/ Ki-Hwan Kim
(Signature)
	Name:	Ki-Hwan Kim
	Title:	Senior Managing Director and Chief Finance Officer